Exhibit (a)(5)(E)

ATTENTION: DAKOTA GROWERS STOCKHOLDERS

Offer to Purchase for Cash

All Outstanding Shares of Common Stock at

$18.28 Net Per Share and

All Outstanding Shares of Series D Non-Cumulative Delivery Preferred Stock at

$0.10 Net Per Share of

DAKOTA GROWERS PASTA COMPANY, INC.

by BLUEBIRD ACQUISITION CORPORATION

a wholly owned subsidiary of AGRICORE UNITED HOLDINGS INC.

a wholly owned subsidiary of VITERRA INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON MAY 3, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer may be extended upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010. Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of 14 e-1(d) under the Securities Exchange Act of 1934, as amended. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s shares that have previously been tendered except during any subsequent offering period, if one is initiated. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 22, 2010.

If you have any questions or require further assistance in tendering your shares, please contact:

1-888-518-6812 Email: contactus@kingsdaleshareholder.com

Tender Offer Documents may be obtained at no cost to stockholders from the Information Agent, Kingsdale.

Important Additional Information

The Offer for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers commenced on March 23, 2010. Viterra and certain of its wholly-owned subsidiaries have filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letters of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the SEC. The information contained herein is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Dakota Growers, nor is it a substitute for the Tender Offer Documents. Investors and Dakota Growers stockholders are strongly advised to read the Tender Offer Documents and the related Solicitation/Recommendation Statement on Schedule 14D-9 and all updates thereto that have been or may be filed with the SEC because they contain important information.

Investors and Dakota Growers stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Dakota Growers stockholders may also read and copy any reports, statements and other information filed by Viterra or Dakota Growers with the SEC, at the SEC public reference room at 100 F Street, NE., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.